UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Pet DRx Corporation
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

27876C107
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

September 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

CUSIP No. 27876C107 13D

1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 864,533 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 864,533 shares
WITH	10. SHARED DISPOSITIVE POWER 0 (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,533 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP NO. 27876C107 13D

1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 1,149,239 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 1,149,239 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER 0 (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,239 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14. TYPE OF REPORTING PERSON PN

CUSIP NO. 27876C107 13D

1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS WC (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	7. SOLE VOTING POWER 1,423,593 shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 1,423,593 shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER 0 (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,593 shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (See Item 5)
14. TYPE OF REPORTING PERSON CO

CUSIP NO. 27876C107 13D

1. NAME OF REPORTING PERSON: Wynnefield Capital Management LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES	7. SOLE VOTING POWER 2,013,772 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 2,013,772 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,772 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (See Item 5)
14. TYPE OF REPORTING PERSON OO (Limited Liability Company)
(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 27876C107 13D

1. NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION DELWARE
NUMBER OF SHARES	7. SOLE VOTING POWER 1,423,593 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 1,423,593 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,593 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (See Item 5)
14. TYPE OF REPORTING PERSON CO
(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 27876C107 13D

1. NAME OF REPORTING PERSON: Nelson Obus
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7. SOLE VOTING POWER 3,437,365 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 3,437,365 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,365 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd. because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund). The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO. 27876C107 13D

1. NAME OF REPORTING PERSON: Joshua Landes
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS AF (SEE ITEM 3)
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7. SOLE VOTING POWER 3,437,365 (1) shares (See Item 5)
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER -0- (See Item 5)
EACH REPORTING	9. SOLE DISPOSITIVE POWER 3,437,365 (1) shares (See Item 5)
PERSON WITH	10. SHARED DISPOSITIVE POWER -0- (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,365 (1) shares (See Item 5)
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5)
14. TYPE OF REPORTING PERSON IN
(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd., because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.). The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

Item 1.  Security and Issuer.

 The name of the issuer is Pet DRx Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 215 Centerview Drive, Building III, Suite 360, Brentwood, TN 37027. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $.0001 per share (the “Common Stock”).

Item 2.  Identity and Background.

This Schedule 13D is filed by the Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua Landes. The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the co-managing members of WCM and principal executive officers of WCI, a Cayman Islands company and the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities most recently acquired on September 30, 2008 and  reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $581,531.58 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purposes Of Transaction.

The Wynnefield Reporting Persons acquired the Common Stock for investment in the ordinary course of business because they believe the shares represent an attractive investment opportunity. The Wynnefield Reporting Persons expect to acquire additional shares of  Common Stock via open-market transactions. However, there is no timetable or pre-arranged plan related to the purchase of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

 No Wynnefield Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Wynnefield Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

Item 5. Interests in Securities of the Issuer.

(a) - (c) As of October 3, 2008, the Wynnefield Reporting Persons beneficially owned in the aggregate, 3,437,365 shares of Common Stock constituting approximately 13.6% of the outstanding shares of Common Stock. As required under the regulations of the U.S. Securities and Exchange Commission (SEC), those shares include 1,548,500 shares of Common Stock, which may be acquired upon the exercise of warrants held by the Wynnefield Reporting Persons.

All percentages set forth in this Schedule 13D are based on the Issuer's report on Form 10-Q for the quarter ended June 30, 2008, as filed with the SEC on August 14, 2008, as to the number of outstanding shares of Common Stock (23,659,037). If the warrants purchased by the Wynnefield Reporting Persons were exercised, the total number of shares outstanding would be 25,207,537, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Wynnefield Partners	864,533	3.6%
Wynnefield Partners I	1,149,239	4.7%
Wynnefield Offshore	1,423,593	5.9%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 3,437,365 shares of Common Stock, constituting approximately 13.6% of the outstanding shares of Common Stock.

The filing of this Schedule 13D and the inclusion of information herein with respect to Messrs. Obus and Landes shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described herein, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

The Wynnefield Reporting Persons have made purchases of shares of Common Stock during the past 60 days as follows:

Name	Date	Number of Shares	Price
Wynnefield Partners	09-30-2008	114,015	1.00

Wynnefield Partners I	09-30-2008	114,015	1.00

Wynnefield Offshore	09-30-2008	342,099	1.00

(d) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, or any general partner, executive officer or director thereof, as applicable, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of October 3, 2008.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

Dated: October 3, 2008	By:	/s/ Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	/s/ Wynnefield Capital Management, LLC
Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	/s/ Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

By:	/s/ Nelson Obus
Nelson Obus, Individually

By:	/s/ Joshua Landes
Joshua Landes, Individually